FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 31, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Update on past sales of Interest Rate Hedging Products
The Royal Bank of Scotland Group Plc
31 January 2013

Statement on FSA announcement on interest rate hedging products

The Royal Bank of Scotland Group plc (“RBS”) notes the announcement by the Financial Services Authority (“FSA”) on the findings of its industry wide review of the sale of interest rate hedging products (“IRHPs”) to some small and medium sized businesses (“SMEs”) that were classified as retail clients under FSA rules. RBS is committed to treating its customers fairly and to delivering on its obligations under its Undertaking to the FSA.

In its Q2 2012 results, RBS provided £50 million for the redress it expects to offer retail clients who were sold structured collar products. As a result of today’s rulings from the FSA on IRHPs (to be  applied to past business) RBS will, in its 2012 Annual Results, meaningfully increase its provision to meet the additional costs of redress across its broader SME IRHP portfolio (attributable primarily to products sold in the period 2001 to 2008 when interest rates were higher). This larger provision will be determined once we have further engaged with the FSA on its position. We expect that this provision will remain consistent with the achievement of RBS’s target capital ratios.

For further information contact:

RBS Group Investor Relations	RBS Group Media Relations

Richard O'Connor, Head of Investor Relations	+44 207 672 1913

+44 207 672 1758

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those related to RBS's regulatory capital position, risk-weighted assets, impairment losses and credit exposures under certain specified scenarios.  In addition, forward-looking statements may include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or the Group's actual results are discussed in RBS's UK Annual Report and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
Date:	January 31, 2013	By:	/s/Alan Mills
			Name:	Alan Mills
			Title:	Assistant Secretary